UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Cheche Group Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

G20707108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20707108
1	Names of Reporting Person Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 11,172,000 Class A Ordinary Shares(1)
	6	Shared Voting Power None
	7	Sole Dispositive Power 11,172,000 Class A Ordinary Shares(1)
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,172,000 Class A Ordinary Shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 19.7% of total outstanding Class A Ordinary Shares and 14.8% of total outstanding ordinary shares(2)
12	Type of Reporting Person (see instructions) CO

(1) Tencent Holdings Limited may be deemed to have beneficial ownership over (i) 8,937,600 Class A Ordinary Shares held of record by Image Digital Investment (HK) Limited and (ii) 2,234,400 Class A Ordinary Shares held by TPP Fund II Holding F Limited. Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited are ultimately controlled by Tencent Holdings Limited.

(2) See Item 4.

CUSIP No. G20707108
1	Names of Reporting Person Image Digital Investment (HK) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 8,937,600 Class A Ordinary Shares
	6	Shared Voting Power None
	7	Sole Dispositive Power 8,937,600 Class A Ordinary Shares
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,937,600 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.7% of total outstanding Class A Ordinary Shares and 11.8% of total outstanding ordinary shares(3)
12	Type of Reporting Person (see instructions) CO

(3) See Item 4.

Item 1.

(a)	Name of Issuer

Cheche Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

Item 2.

(a)	Name of Person Filing

Tencent Holdings Limited

Image Digital Investment (HK) Limited

(b)	Address of the Principal Business Office or, if None, Residence

The business address of Tencent Holdings Limited and Image Digital Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong

(c)	Citizenship

Tencent Holdings Limited: Cayman Islands

Image Digital Investment (HK) Limited: Hong Kong

(d)	Title of Class of Securities

Class A ordinary shares, par value of $0.00001 per share (the "Class A Ordinary Shares")

(e)	CUSIP Number

G20707108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. The percentage of the total outstanding Class A Ordinary Shares is calculated based on the 56,844,205 Class A Ordinary Shares outstanding as reported in the Issuer’s registration statement on Form F-1 filed with the SEC on January 26, 2024. The percentage of the total outstanding ordinary shares is calculated based on the 75,440,709 outstanding ordinary shares as a single class, being the sum of 56,844,205 Class A Ordinary Shares and the Issuer’s 18,596,504 Class B ordinary shares outstanding as reported in the Issuer’s registration statement on Form F-1 filed with the SEC on January 26, 2024.

(c)	The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Tencent Holdings Limited is the ultimate controller of TPP Fund II Holding F Limited, which holds 2,234,400 Class A Ordinary Shares.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

Tencent Holdings Limited
By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

Image Digital Investment (HK) Limited
By:	/s/ Li Yan
	Name:	Li Yan
	Title:	Director

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: February 1, 2024

Tencent Holdings Limited
By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

Image Digital Investment (HK) Limited
By:	/s/ Li Yan
	Name:	Li Yan
	Title:	Director